Exhibit 99.1

ASML provides strategy and financial update at virtual Investor Day meeting

ASML increases long-term outlook

VELDHOVEN, the Netherlands, September 29, 2021—At the Investor Day meeting today, webcast live from its headquarters in Veldhoven, the Netherlands, ASML Holding N.V. (ASML) will provide an update on the company’s strategy, performance and long-term outlook. Chief Executive Officer Peter Wennink, together with Chief Technology Officer Martin van den Brink and Chief Financial Officer Roger Dassen and other senior executives, will discuss the company’s growth opportunities and developments in the market and technology.

Company strategy, long-term outlook and value creation

•	Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market.

•	Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services.

•	ASML’s comprehensive product portfolio is aligned to our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes.

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Based on different market scenarios, we have an opportunity to reach annual revenue in 2025 between approximately €24 billion and €30 billion, with a gross margin in 2025 between approximately 54% and 56%.

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We see significant growth opportunities beyond 2025. We expect our systems (lithography, metrology and inspection) and Installed Base Management (service and field upgrades sales) to provide an annual revenue growth rate of around 11% for the period 2020-2030, based on third party research and our assumptions.

•	ASML and its supply chain partners are actively adding and improving capacity to meet this future customer demand.

•	Our ESG Sustainability strategy builds on achieved performance improvements and details how we plan to contribute to a digital, sustainable future.

•	Our continued investments in technology leadership have created significant shareholder value.

•	We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks.

Topics and speakers

•	Market drivers, strategy and sustainable value – Peter Wennink, President & CEO

•	Technology strategy – Martin van den Brink, President & CTO

•	EUV products and business opportunities – Christophe Fouquet, Executive Vice President Business Line EUV

•	DUV products and business opportunities – Ron Kool, Executive Vice President Business Line DUV

•	Applications products and business opportunities – Jim Koonmen, Executive Vice President Business Line Applications

•	Installed Base Management – Wayne Allan, Executive Vice President Customer Service

•	Business model and capital allocation strategy – Roger Dassen, Executive Vice President & Chief Financial Officer

Webcast and presentations

The event will be hosted through a fully-virtual platform. The program runs from 13:00 to 18:00 CET. The live webcast can be watched from wherever you are in the world (no pre-registration required). The link to the webcast can be found on our website. The presentations and a recording will be made available afterwards on www.asml.com.

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Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Brittney Wolff Zatezalo +1 408 483 3207	Marcel Kemp +31 40 268 6494
Karen Lo +886 36 23 6639	Peter Cheang +886 3 659 6771

About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 29,300 employees challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

Forward-Looking Statements

This press release and presentations referred to herein contain statements that are forward-looking, including statements with respect to expected industry and business environment trends including expected growth, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and effective tax rate, annual revenue opportunity for 2025, financial model for 2025 and assumptions and expected growth rates and drivers, expected growth including growth rates 2020-2025 and 2020-2030, total addressable market, growth opportunities beyond 2025 and expected annual growth rate in lithography and metrology and inspection systems and expected annual growth rate in installed base management, expected trends in addressable market up to 2030, expected trends in Logic and Memory revenue opportunities, long term growth opportunities and outlook, expected trends in demand and demand drivers, expected benefits and performance of systems and applications, semiconductor end market trends, expected growth in the semiconductor industry including expected demand growth and capital spend in coming years, expected wafer demand growth and investments in wafer capacity, expected lithography market demand and growth and spend, growth opportunities and drivers, expected trends in EUV and DUV demand, sales, outlook, roadmaps, opportunities and capacity growth and expected EUV adoption, profitability, availability, productivity and output and estimated wafer demand and improvement in value, expected trends in the applications business, expected trends in installed base management including expected revenues and target margins, expected trends and growth opportunity in the applications business, expectations with respect to high-NA, the expectation of increased output capacity, plans, strategies and strategic priorities and direction, expectation to increase capacity, output and production to meet demand, the expectation that Moore’s law will continue and Moore’s law evolution, product, technology and customer roadmaps, and statements and intentions with respect to capital allocation policy, dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to ESG commitment, sustainability strategy, targets, initiatives and milestones. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, semiconductor end-market trends, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of R&D programs and technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity, constraints, shortages and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees and trends in labor markets, geopolitical factors, trade environment; import/export and national security regulations and orders and their impact on us, ability to meet sustainability targets, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

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